Exhibit 99.1

Enlivex Selected by the Israel Innovation Authority to Receive $1.5 Million
Grant to Fund COVID-19 and Sepsis Clinical Trials

Nes Ziona, Israel, April 13, 2020 (GLOBE NEWSWIRE) —  Enlivex Therapeutics Ltd. (Nasdaq: ENLV), a clinical-stage immunotherapy company, today announced that the Israel Innovation Authority (IIA) selected the Company’s planned COVID-19 and sepsis clinical programs to receive, in the aggregate, a non-dilutive grant of approximately $1.5 million for the period through the first quarter of 2021. To date, Enlivex has received a total of approximately $4.31 million in grants from the IIA for its historical clinical trials and development.

The IIA is an independent, publicly funded agency charged with fostering the development of industrial R&D within the State of Israel. It provides non-dilutive grants that become repayable only through royalties from future sales of products developed with the support of the IIA, and the repayment, if any, is limited to the original grant amount plus interest.

Following the positive results of Enlivex’s Phase Ib clinical trial in severe sepsis patients, Enlivex currently plans to initiate this year a Phase IIb/III trial of AllocetraTM for the treatment of organ dysfunction associated with sepsis, and, subject to regulatory approvals, initiate a clinical trial of AllocetraTM in COVID-19 patients.

ABOUT ENLIVEX

Enlivex is a clinical stage immunotherapy company, developing an allogeneic drug pipeline for immune system rebalancing. Immune system rebalancing is critical for the treatment of life-threatening immune and inflammatory conditions which involve hyper-expression of cytokines (Cytokine Release Syndrome) and for which there are no approved treatments (unmet medical needs), as well as solid tumors immune-checkpoint rebalancing.  For more information, visit http://www.enlivex.com.

Safe Harbor Statement:  This press release contains forward-looking statements, which may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would”, “could,” “intends,” “estimates,” “suggests,” “has the potential to” and other words of similar meaning, including statements regarding expected cash balances, market opportunities for the results of current clinical studies and preclinical experiments, the effectiveness of, and market opportunities for, ALLOCETRATM programs. All such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Investors are cautioned that forward-looking statements involve risks and uncertainties that may affect Enlivex’s business and prospects, including the risks that Enlivex may not succeed in generating any revenues or developing any commercial products; that the products in development may fail, may not achieve the expected results or effectiveness and/or may not generate data that would support the approval or marketing of these products for the indications being studied or for other indications; that ongoing studies may not continue to show substantial or any activity; and other risks and uncertainties that may cause results to differ materially from those set forth in the forward-looking statements. The results of clinical trials in humans may produce results that differ significantly from the results of clinical and other trials in animals. The results of early-stage trials may differ significantly from the results of more developed, later-stage trials. The development of any products using the ALLOCETRATM product line could also be affected by a number of other factors, including unexpected safety, efficacy or manufacturing issues, additional time requirements for data analyses and decision making, the impact of pharmaceutical industry regulation, the impact of competitive products and pricing and the impact of patents and other proprietary rights held by competitors and other third parties.  In addition to the risk factors described above, investors should consider the economic, competitive, governmental, technological and other factors discussed in Enlivex’s filings with the Securities and Exchange Commission, including in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission.  The forward-looking statements contained in this press release speak only as of the date the statements were made, and we do not undertake any obligation to update forward-looking statements, except as required under applicable law.

ENLIVEX CONTACT:
Shachar Shlosberger, CFO
Enlivex Therapeutics, Ltd.
shachar@enlivexpharm.com